UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 14)*

                           Publix Super Markets, Inc.
                           --------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $1.00 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                      None
                                 --------------
                                 (CUSIP Number)

                                December 31, 2006
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   |X|  Rule 13d-1(b)

   |_|  Rule 13d-1(c)

   |_|  Rule 13d-1(d)


      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13G
CUSIP No.    None                                              Page 2 of 5 Pages
          ----------                                                --   --



1     Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

      Publix Super Markets, Inc. Employee Stock Ownership Plan


2     Check the Appropriate Box if a Member of a Group

                                                                      (a) |_|

                                                                      (b) |X|
3     SEC Use Only



4     Citizenship or Place of Organization

      Florida


Number of
Shares               5  Sole Voting Power                      0
Beneficially
Owned By             6  Shared Voting Power          260,621,829
Each
Reporting            7  Sole Dispositive Power                 0
Person
With:                8  Shared Dispositive Power     260,621,829


9     Aggregate Amount Beneficially Owned by Each Reporting Person

      260,621,829

10    Check if the Aggregate Amount in Row (9) Excludes Certain Shares       |_|

      Not applicable.

11    Percent of Class Represented by Amount in Row (9)

      31.0%

12    Type of Reporting Person

      EP

                                  SCHEDULE 13G
CUSIP No.    None                                              Page 3 of 5 Pages
          ----------                                                --   --

Item 1(a).  Name of Issuer:

            Publix Super Markets, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            3300 Publix Corporate Parkway, Lakeland, FL  33811

Item 2(a).  Name of Person Filing:

            Publix Super Markets, Inc. Employee Stock Ownership Plan

Item 2(b).  Address of Principal Business Office or, if none, Residence:

            3300 Publix Corporate Parkway, Lakeland, FL  33811

Item 2(c).  Citizenship:

            Florida

Item 2(d).  Title of Class of Securities:

            Common Stock, Par Value $1.00 Per Share

Item 2(e).  CUSIP Number:

            None

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

            f.  |X| An employee benefit plan or endowment fund in accordance
                    with Rule 13d-1(b)(1)(ii)(F).

Item 4.     Ownership
---------------------

            Information regarding ownership of common stock of the issuer:

            (a) Amount beneficially owned: 260,621,829

            (b) Percent of class: 31.0%

            (c) Number of shares as to which such person has:

               (i)   Sole power to vote or to direct the vote:  0

               (ii)  Shared power to vote or to direct the vote:  260,621,829

               (iii) Sole power to dispose or to direct the disposition of: 0

               (iv)  Shared power to dispose or to direct the disposition of:
                     260,621,829

                                  SCHEDULE 13G
CUSIP No.    None                                              Page 4 of 5 Pages
          ----------                                                --   --

      As of December 31, 2006, the Publix Super Markets, Inc. Employee Stock Ownership Plan ("ESOP") was the beneficial owner, as that term is defined under Rule 13d-3 under the Securities Exchange Act of 1934, as amended, of a total of 260,621,829 shares of the Company's common stock or approximately 31.0% of the total outstanding shares of the Company's common stock.

      On April 18, 2006, the Company's stockholders approved an increase in the number of authorized shares of common stock from 300 million shares to 1 billion shares to allow for a 5-for-1 stock split effective July 1, 2006. The number of shares reported have been adjusted for the 5-for-1 stock split.

      Changes that have occurred in the total number of shares of the Company's common stock held by the ESOP since the filing of the thirteenth amendment to the initial statement are reflected in Schedule 1 attached hereto. All such changes have been in accordance with the terms of the ESOP.


Item 5.  Ownership of Five Percent or Less of a Class
-----------------------------------------------------

      Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person
------------------------------------------------------------------------

      Dividends paid on the Company's common stock and attributable to shares allocated to ESOP participants' accounts may be distributed to such participants as directed by Publix Super Markets, Inc. in accordance with the terms of the Publix Super Markets, Inc. Employee Stock Ownership Trust.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the
         ----------------------------------------------------------------------
         Security Being Reported on By the Parent Holding Company or Control
         -------------------------------------------------------------------
         Person
         ------

      Not applicable.

Item 8.  Identification and Classification of Members of the Group
------------------------------------------------------------------

      Not applicable.

Item 9.  Notice of Dissolution of Group
---------------------------------------

      Not applicable.

Item 10. Certification
----------------------

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SCHEDULE 13G
CUSIP No.    None                                              Page 5 of 5 Pages
          ----------                                                --   --






                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 13, 2007


                                          /s/ Hoyt R. Barnett
                                          -----------------------------
                                          Hoyt R. Barnett, Trustee
                                          Publix Super Markets, Inc.
                                          Employee Stock Ownership Plan

                                   SCHEDULE 1

                    SHARES HELD BY PUBLIX SUPER MARKETS, INC.
                          EMPLOYEE STOCK OWNERSHIP PLAN




           Shares       Shares
  Date    Acquired    Disposed of    Balance      Description of Transaction
-------  ----------  ------------  -----------    ----------------------------
      Beginning Balance             52,338,593
 Jan-06                 141,151     52,197,442   Distributions to participants
 Feb-06                 585,424     51,612,018   Distributions to participants
 Mar-06        1,286                51,613,304   Special Company contribution
 Mar-06    3,164,425                54,777,729   Company contribution - Publix
                                                 Super Markets, Inc.
 Mar-06       45,679                54,823,408   Company contribution - Publix
                                                 Alabama, LLC; Publix Asset
                                                 Management Company
 Mar-06                 506,344     54,317,064   Distributions to participants
 May-06                 277,373     54,039,691   Distributions to participants
 Jun-06                 530,264     53,509,427   Distributions to participants
 Jun-06            3                53,509,430   Prior year voided distributions
 Jul-06  214,037,719               267,547,149   5-for-1 stock split
 Aug-06               2,016,186    265,530,963   Distributions to participants
 Sep-06               2,337,402    263,193,561   Distributions to participants
 Nov-06               1,108,385    262,085,176   Distributions to participants
 Dec-06               1,536,747    260,548,429   Distributions to participants
 Dec-06       73,400               260,621,829   Purchase
        ---------------------------
         217,322,512  9,039,276
        =======================